FOR IMMEDIATE RELEASE                               Contact:  Greg Wright
                                                         (210) 283-2440



                        TESORO REPORTS ITS BEST RESULTS
                             IN MORE THAN A DECADE

     San Antonio, Texas -- Jan. 30, 1996 -- Tesoro Petroleum Corporation (NYSE:TSO) today announced 1995 net earnings applicable to common stock of $54.6 million, or $2.18 per share, compared with $13.0 million, or $.56 per share in 1994. Operating profit reached $105.9 million, compared with $64.4 million in 1994. These results represent the company's best performance in more than a decade, and were achieved despite very difficult industry conditions that prevailed through most of the year.

     The 1995 results included an after-tax gain of approximately $33 million ($1.34 per share) from the sale of certain interests in the Bob West field in south Texas, partially offset by charges of approximately $5 million ($.21 per share) for employee terminations and restructuring and $3 million ($.11 per share) for the early extinguishment of debt. The 1994 results included an $8.5 million ($.37 per share) refund from the resolution of a refining and marketing tariff issue, partially offset by a $5 million ($.21 per share) charge for the early extinguishment of debt. Excluding the gain on sale of Bob West field interests, 1995 results were the best in five years.

     "Achieving these results in the face of depressed natural gas and petroleum refining industry conditions speaks loudly for the changes we have effected at Tesoro," President and Chief Executive Officer Bruce Smith said. "Initiatives within our core operations, coupled with company-wide efficiency measures and lower debt levels, are expected to help continue Tesoro's improvements. Only a small portion of the benefits we expect from these efforts was realized in 1995, but they should have a much larger impact in 1996 and beyond."

     Tesoro's enhanced 1995 results were primarily attributable to improvements within its Exploration & Production (E&P) segment, specifically relating to natural gas operations in south Texas. These operations benefited from continued development of the Bob West field, despite natural gas market prices that averaged almost 10 percent lower than in 1994. Excluding the gain from sale of certain Bob West field interests earlier in the year, the segment's operating profit rose 18 percent from 1994 to $76 million as total domestic and Bolivian natural gas production increased 26 percent to an average of 133 million cubic feet per day.

     The Refining & Marketing (R&M) segment had operating profit of $.7 million in 1995, reflecting a strong recovery from more than $7 million of operating losses through the first half of the year, when industry refining margins were among the lowest in a decade. These results compare with a $2.4 million operating profit in 1994.

                                     -more-

     Stronger product prices and a more advantageous feedstock mix in the latter part of 1995 helped to increase the refinery product spread to $3.47 per barrel for the full year from just $2.89 per barrel for the first six months. The 1995 spread represented a 9 percent drop from the 1994 level of $3.83 per barrel. However, throughput volume rose significantly in the second half of the year due to the improved margins and feedstock mix, resulting in a 10 percent increase in throughput for full-year 1995.

     The R&M segment benefited from key initiatives to enhance profitability. The vacuum tower that went into operation in December 1994 raised the refinery product spread approximately $.80 per barrel from what it otherwise would have been. The segment also began to benefit from expansion of its Alaska retail gasoline market share, which grew from 29 percent in 1994 to 43 percent at year-end 1995, along with product shipments to the Russian Far East. A larger impact from these initiatives is expected in 1996.

     The company's Marine Services segment, which includes operations previously reported as Oil Field Supply and Distribution, was the only business area that did not achieve significant improvements in its fundamental performance during 1995. This segment recorded a $4.4 million loss, compared with a loss of $2.3 million in 1994.

     "During the latter part of 1995, we initiated a restructuring that will refocus these operations, including the sale or closure of unprofitable sites and the merger of the remaining assets with Coastwide Energy Services into a new Marine Services segment, which we expect to complete in February," Smith said. "This newly consolidated segment should achieve a strong market share along the western Gulf Coast, with considerable efficiencies, resulting in a lean and very profitable business."

     For the fourth quarter of 1995, earnings applicable to common stock were $8.6 million, or $.35 per share, compared with $15.3 million, or $.61 per share, in the 1994 quarter. The 1995 fourth quarter results were negatively impacted by a non-cash extraordinary charge of $2.9 million for the early retirement of debt, while the 1994 quarter benefited from an $8.5 million refund from settlement of an R&M tariff issue, partially offset by charges of approximately $4 million related to environmental contingencies and other matters. Fourth-quarter operating profit was $20.6 million, compared with $27.3 million in the 1994 quarter. In addition to the tariff issue, the 1994 fourth-quarter operating results benefited from Tennessee Gas Pipeline Company's election to take higher volumes of gas under its contract to make up for reduced takes during 1994's third quarter.

     Tesoro Petroleum Corporation is a natural resource company engaged in natural gas exploration and production, petroleum refining and marketing, and wholesale marketing of fuel and lubricants.

                                      -30-

                                    TESORO PETROLEUM CORPORATION
                                    FINANCIAL AND OPERATING DATA
                                     (CONDENSED AND UNAUDITED)
                               (In millions except per unit amounts)


                                                          Three Months Ended         Years Ended
                                                              December 31,           December 31,
                                                          ------------------     ------------------
                                                            1995       1994        1995       1994
BUSINESS SEGMENT DATA
Gross Operating Revenues
 Refining and Marketing:
  Refined products . . . . . . . . . . . . . . . . . .   $  164.9      151.9       664.5      582.7
  Other, including crude oil resales and merchandise .       17.4       11.5       106.5      104.3
 Exploration and Production:
  U.S. oil and gas <F1>. . . . . . . . . . . . . . . .       23.8       31.6       107.3       87.5
  U.S. gas transportation <F1> . . . . . . . . . . . .        1.5        1.2         5.7        3.1
  Bolivia. . . . . . . . . . . . . . . . . . . . . . .        2.6        3.1        11.7       13.2
 Marine Services . . . . . . . . . . . . . . . . . . .       17.6       19.5        74.5       77.9
                                                          --------   --------    --------   --------
  Total Gross Operating Revenues . . . . . . . . . . .   $  227.8      218.8       970.2      868.7
                                                          ========   ========    ========   ========

Summary of Operations
 Segment Operating Profit (Loss):
  Refining and Marketing . . . . . . . . . . . . . . .   $    5.2        6.1          .7        2.4
  Exploration and Production:
   U.S. oil and gas<F2>. . . . . . . . . . . . . . . .       14.6       18.6        96.9       52.1
   U.S. gas transportation . . . . . . . . . . . . . .        1.3        1.2         5.1        2.9
   Bolivia . . . . . . . . . . . . . . . . . . . . . .        1.4        1.9         7.6        9.3
  Marine Services. . . . . . . . . . . . . . . . . . .    (   1.9)  (     .5)    (   4.4)   (   2.3)
                                                          --------   --------    --------   --------
   Total Segment Operating Profit. . . . . . . . . . .       20.6       27.3       105.9       64.4
 Corporate and Unallocated Costs:
  General and administrative expenses. . . . . . . . .        4.0        4.2        16.4       14.7
  Interest expense . . . . . . . . . . . . . . . . . .        4.8        4.7        20.9       18.7
  Interest income  . . . . . . . . . . . . . . . . . .    (   1.2)  (     .9)    (   1.8)   (   2.5)
  Other  . . . . . . . . . . . .                               .9        2.0         8.5        7.4
                                                          --------   --------    --------   --------
 Earnings Before Income Taxes and Extraordinary Item .       12.1       17.3        61.9       26.1
 Income Tax Provision. . . . . . . . . . . . . . . . .         .6        2.0         4.4        5.6
                                                          --------   --------    --------   --------
 Earnings Before Extraordinary Item  . . . . . . . . .       11.5       15.3        57.5       20.5
 Extraordinary Loss on Extinguishment of Debt. . . . .    (   2.9)        -      (   2.9)   (   4.8)
                                                          --------   --------    --------   --------
 Net Earnings. . . . . . . . . . . . . . . . . . . . .        8.6       15.3        54.6       15.7
 Dividend Requirements on Preferred Stock. . . . . . .         -          -           -         2.7
                                                          --------   --------    --------   --------
 Net Earnings Applicable to Common Stock . . . . . . .   $    8.6       15.3        54.6       13.0
                                                          ========   ========    ========   ========

Average Outstanding Common & Common
 Equivalent Shares . . . . . . . . . . . . . . . . . .       25.0       25.0        25.1       23.2
                                                          ========   ========    ========   ========

Earnings Per Share
 Earnings Before Extraordinary Item. . . . . . . . . .   $    .46        .61        2.29        .77
 Extraordinary Loss on Extinguishment of Debt. . . . .    (   .11)        -      (   .11)    (  .21)
                                                          --------   --------    --------   --------
 Net Earnings  . . . . . . . . . . . . . . . . . . . .   $    .35        .61        2.18        .56
                                                          ========   ========    ========   ========

Depreciation, Depletion and Amortization
 Refining and Marketing  . . . . . . . . . . . . . . .   $    3.1        2.6        11.9       10.4
 Exploration and Production:
  U.S. oil and gas . . . . . . . . . . . . . . . . . .        6.2        9.1        29.0       24.1
  U.S. gas transportation. . . . . . . . . . . . . . .         .1         .1          .3         .2
  Bolivia. . . . . . . . . . . . . . . . . . . . . . .         .3         -           .3         -
 Marine Services and Other . . . . . . . . . . . . . .         .1         .3         1.1        1.3
                                                          --------   --------    --------   --------
  Total Depreciation, Depletion and Amortization . . .   $    9.8       12.1        42.6       36.0
                                                          ========   ========    ========   ========

Capital Expenditures
 Refining and Marketing  . . . . . . . . . . . . . . .   $    2.1        9.1         9.3       32.0
 Exploration and Production:
  U.S. oil and gas . . . . . . . . . . . . . . . . . .        8.7       16.7        49.4       60.4
  U.S. gas transportation. . . . . . . . . . . . . . .         .1         .1          .2        5.2
  Bolivia. . . . . . . . . . . . . . . . . . . . . . .        3.8         -          3.8         -
 Marine Services and Other . . . . . . . . . . . . . .         .3         .4         1.2        2.0
                                                          --------   --------    --------   --------
  Total Capital Expenditures . . . . . . . . . . . . .   $   15.0       26.3        63.9       99.6
                                                          ========   ========    ========   ========

REFINING AND MARKETING
Refinery Throughput:
 Barrels per day . . . . . . . . . . . . . . . . . . .     52,092     49,775      50,569     46,032
 % Alaska North Slope crude oil. . . . . . . . . . . .        65%        60%         68%        59%

Refinery Production (Bbls/day):
 Gasoline. . . . . . . . . . . . . . . . . . . . . . .     14,385     13,306      14,298     11,728
 Middle distillates. . . . . . . . . . . . . . . . . .     22,151     19,489      21,140     18,839
 Heavy oils and residual product . . . . . . . . . . .     15,222     16,615      14,516     15,118
 Refinery fuel . . . . . . . . . . . . . . . . . . . .      1,785      1,846       2,042      1,776
                                                          --------   --------    --------   --------
  Total Refinery Production  . . . . . . . . . . . . .     53,543     51,256      51,996     47,461
                                                          ========   ========    ========   ========

Refinery Operations - Product Spread ($/Bbl):
 Yield value of products manufactured -
  Gasoline . . . . . . . . . . . . . . . . . . . . . .   $  25.46      27.91       25.39      25.88
  Middle distillates . . . . . . . . . . . . . . . . .   $  25.33      25.20       24.13      23.94
  Heavy oils and residual product. . . . . . . . . . .   $   9.41       9.01        9.37       8.23
 Average yield value of products manufactured. . . . .   $  20.89      20.72       20.35      19.48
 Cost of raw materials . . . . . . . . . . . . . . . .      16.15      16.38       16.88      15.65
                                                          --------   --------    --------   --------
  Product Spread. . . . . . . . .. . . . . . . . . . .       4.74       4.34        3.47       3.83
 Operating costs. . . . . . . . .. . . . . . . . . . .       2.52       2.69        2.55       2.61
 Depreciation . . . . . . . . . .. . . . . . . . . . .        .50        .45         .51        .45
                                                          --------   --------    --------   --------
  Net Refinery Margin . . . . . .. . . . . . . . . . .   $   1.72       1.20         .41        .77
                                                          ========   ========    ========   ========

Total Product Sales (Bbls/day):
 Gasoline. . . . . . . . . . . . . . . . . . . . . . .     21,451     21,970      24,526     23,191
 Middle distillates. . . . . . . . . . . . . . . . . .     37,085     33,131      37,988     33,256
 Heavy oils and residual product . . . . . . . . . . .     15,737     14,311      14,787     14,228
                                                          --------   --------    --------   --------
  Total Product Sales Volumes. . . . . . . . . . . . .     74,273     69,412      77,301     70,675
                                                          ========   ========    ========   ========

Gross Margin - Merchandise & Other ($ millions). . . .   $    3.0        3.4        12.3       13.1
                                                          ========   ========    ========   ========

EXPLORATION AND PRODUCTION
United States
 Natural Gas production, net (Mcf/day):
  Spot market and other. . . . . . . . . . . . . . . .     82,929     90,009      94,668     65,841
  Tennessee Gas contract <F3>. . . . . . . . . . . . .     15,367     26,353      19,822     17,955
                                                          --------   --------    --------   --------
      Total Production . . . . . . . . . . . . . . . .     98,296    116,362     114,490     83,796
                                                          ========   ========    ========   ========

 Average natural gas sales price ($/Mcf)<F1>:
  Spot market <F4> . . . . . . . . . . . . . . . . . .   $   1.51       1.43        1.34       1.48
  Tennessee Gas contract <F3>. . . . . . . . . . . . .   $   8.64       8.13        8.41       7.93
  Average. . . . . . . . . . . . . . . . . . . . . . .   $   2.63       2.94        2.57       2.86

 Production cost ($/Mcf)<F1> . . . . . . . . . . . . .   $    .25        .28         .29        .29
 Total operating expense ($/Mcf) . . . . . . . . . . .   $    .32        .36         .35        .37
 Depletion ($/Mcf) . . . . . . . . . . . . . . . . . .   $    .69        .85         .69        .79

Bolivia
 Natural gas:
  Production, net (Mcf/day). . . . . . . . . . . . . .     17,388     21,551      18,650     22,082
  Sales price ($/Mcf). . . . . . . . . . . . . . . . .   $   1.25       1.14        1.28       1.20

 Crude oil (condensate):
  Production, net (Bbls/day) . . . . . . . . . . . . .        503        702         567        733
  Sales price ($/Bbl). . . . . . . . . . . . . . . . .   $  14.22      13.67       14.39      13.28

 Production cost ($/NeMcf) . . . . . . . . . . . . . .   $    .07        .07         .07        .06
 Total operating expense ($/NeMcf) . . . . . . . . . .   $    .56        .50         .48        .41

EBITDA, CONSOLIDATED<F5> ($ millions) . . . . . . . . .  $   26.7       34.1       125.4       80.8

<F1>   Amounts previously reported have been changed to conform with the current presentation.
<F2>   Operating profit from the Exploration and Production  segment for the year ended December 31,
       1995 included a gain of approximately $33 million from the sale of certain interests  in  the
       Bob West Field.

<F3>   As previously disclosed, the Company is involved in litigation with Tennessee Gas Pipeline Company.
<F4>   Includes  effects  of  the Company's natural gas price swaps which amounted to a gain of $.01 per Mcf for both the 1995 and 1994 years and a  loss of $.09 per Mcf and gain of $.03 per Mcf for the three months ended December 31, 1995 and 1994, respectively.
<F5>   EBITDA represents earnings  before  extraordinary  loss,  interest  expense, income taxes and
       depreciation, depletion and amortization.   EDITDA,  while  not  purporting  to  reflect  any
       measure of the Company's operations or cash flow, is presented for additional analysis.